SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                        Imaging Technologies Corporation
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   45244U-104
                                 --------------
                                 (CUSIP Number)

                            American Industries, Inc.
                                    Suite 106
                             1750 N.W. Front Avenue
                             Portland, Oregon 97209
                                 (503) 222-0060
                      ------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                                December 4, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244U-104


1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     American Industries, Inc.
     IRS Identification Number:  93-0331722


2.   Check the appropriate box if a member of a group     (a) / /
                                                          (b) / /


3.   SEC USE ONLY


4.   Source of Funds

     WC, OO


5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                           / /


6.   Citizenship or place of organization

     Oregon


7.   Sole Voting Power

     1,090,000*


8.   Shared Voting Power

     -0-



---------------------------
* Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares. Does not include 150,000 shares underlying a warrant to be dated November 13, 1998 which warrant has not yet been received by American Industries, Inc. Does include 190,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated September 17, 1998.

9.   Sole Dispositive Power

     1,090,000*

10.  Shared Dispositive Power

     -0-

11.  Aggregate amount beneficially owned by each reporting person

     1,090,000*


12.  Check box if the aggregate amount in row (11) excludes certain shares / /


13.  Percent of class represented by amount in row (11)

     8.5% percent*


14.  Type of Reporting Person

     CO

















---------------------------
* Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares. Does not include 150,000 shares underlying a warrant to be dated November 13, 1998 which warrant has not yet been received by American Industries, Inc. Does include 190,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated September 17, 1998.

This Amendment No. 4 to the Schedule 13D dated July 21 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated September 21, 1998, as amended by Amendment No. 2 dated October 9, 1998, as amended by Amendment No. 3 dated October 9, 1998, is being filed to amend Items 3, 5 and 6 as follows:

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 3. Source and Amount of Funds and Other Consideration
----------------------------------------------------------

         The funds used by American to purchase the shares held by it were provided from the working capital of American, funds advanced through a margin account with Black & Company, Inc., One S.W. Columbia Street, Portland, Oregon 97258, and from advances under a working capital line of credit with U.S. Bank
(NA), 111 S.W. Fifth Avenue, Portland, Oregon 97204 in the ordinary course of business. As of the date of this report, funds invested in the subject security by American, not including funds loaned to the issuer, aggregated $3,917,971.67.

Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interests in Securities of Issuer
------------------------------------------

         Since the filing of Amendment No. 3 to the Original Schedule 13D, American has acquired an additional 10,000 shares of the issuer's Common Stock in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:

DATE         NUMBER OF SHARES    PRICE PER SHARE    AGGREGATE PRICE
----         ----------------    ---------------    ---------------

10/21/98          10,000              $1.48         $  14,800.00

         On December 4, 1998, American sold 280,000 shares of the issuer's Common Stock in open market transactions executed by a broker dealer at a price of $0.3358 per share.

         As a result of such acquisitions and dispositions, American holds an aggregate of 1,090,000 shares of the issuer's Common Stock, representing approximately 8.5% of the issuer's outstanding Common Stock, acquired for an aggregate consideration of $3,917,971.67. Of such shares, 190,000 shares may be acquired pursuant to the exercise of a warrant, dated September 17, 1998, held in the name of American Industries, Inc., at $2.025 per share, as adjusted from time to time pursuant to Section 4 of a Common Stock Purchase Warrant dated September 17, 1998. American holds all such shares, other than the shares which may be acquired in the future pursuant to the exercise of the warrant, with sole voting power and sole dispositive power.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

         On or about November 13, 1998, American entered into the following transactions involving securities of the issuer:

o American made available to the issuer on a revolving basis one or more commercial and irrevocable standby letters of credit, issued by U.S. Bank National Association in an aggregate principal amount not to exceed the sum of $1,500,000. As consideration for the letters of credit, American has the right to receive 150,000 warrants to purchase shares of issuer's Common Stock at $1.28 per share. The warrants remain undelivered by the issuer. The warrants may be exercised on or prior to November 13, 2001.

         American has suspended availability of letters of credit pending resolution of certain issues between American and the issuer.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 15, 1998           AMERICAN INDUSTRIES, INC.



                                 By:   /s/ Howard H. Hedinger
                                       ----------------------------
                                       Howard H. Hedinger, Chairman